File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 7, 2005

Press Release

Vitro Announces Successful Closing of Secured Notes Issued by Vitro Envases Norteamérica, S.A. de C.V.

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – February 7, 2005 –Vitro, S.A. de C.V. announced today that its subsidiary Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), Vitro’s glass containers division, successfully closed the issuance of US$80 million aggregate principal amount senior secured notes due 2001 (the “Notes”). The Notes were issued at a yield of 10.25%.

“The market reacted very positively to the offering, resulting in 100% oversubscription, allowing us to place the Notes at a 10.25% yield, lower than anticipated. The market’s positive reaction towards Vitro is a reflection of the Company’s improved performance. It also explains why the Notes were placed at a 1.75% lower yield than that of the same notes issued in the summer of 2004, in an increasing interest rate environment. This offering helps reduce our overall cost of debt,” commented Alvaro Rodriguez, Vitro’s CFO.

VENA intends to use the proceeds to repay a portion of the amounts outstanding under the US$230 million loan due 2006 that was entered into on September 24, 2004 with Credit Suisse First Boston and other lenders. The Notes constitute a further issuance of, and form a single series and will be fully fungible with, the 10.75% Senior Secured Guaranteed Notes due 2011 that were issued on July 23, 2004, in the aggregate principal amount of US$170 million.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the current expectations of Vitro (the “Company”) with respect to future market conditions, and other plans. Words such as “expects”, “intends,” “plans,” “projects,” “believes,” “estimates,” “may,” “will,” “should,” “shall,” and similar expressions typically identify such forward-looking statements. Even though the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. In particular, various economic, regulatory and competitive factors, including those outside the Company’s control, such as interest rates, foreign currency exchange rates, inflation rates, instability in domestic and foreign financial markets, energy costs and availability, freight costs, and changes in raw material and component costs, could cause the Company’s actual results during the remainder of 2005 and future years to differ materially from the results the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report filed with the Securities and Exchange Commission.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

For more information, please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrian Meouchi Vitro S.A. de C.V. + (52) 81-8863-1210 / 1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Alex Fudukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 7, 2005